SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 01 February, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





                        BP TO SELL CORYTON REFINERY TO
                     PETROPLUS HOLDINGS AG FOR $1.4 BILLION



BP announced today that it has agreed to sell, subject to required regulatory approvals, its Coryton Refinery in Essex, UK, to Petroplus Holdings AG, a leading independent refiner and wholesaler of petroleum products headquartered in Zug, Switzerland.


The sale price of $1.4 billion - plus hydrocarbons to be valued at closing - includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery. BP and Petroplus have also entered into a long term supply agreement which will provide BP's UK based retail and other businesses with the products they require.


"BP is very much committed to the UK and does not need to own a refinery in the UK to offer its UK customers the best in fuel products," said John Manzoni, chief executive of BP's refining and marketing business.


"The sale will enable us to concentrate on continually improving our remaining European refineries so that they remain top class assets."


Following completion of the sale, which is expected mid 2007, the staff at the refinery will transfer to Petroplus but BP will continue to operate its own UK logistics and supply infrastructure.


Notes to Editors:


- Coryton started up in 1953 and currently employs around 540 BP staff and a similar number of contractors.

- The refinery has a crude distillation capacity of 172,000 barrels a day and can also process up to 70,000 barrels a day of other feedstocks.

- Coryton produces petrol and diesel, including the new 'cleaner' fuels, aviation fuels, liquefied petroleum gas (LPG), fuel oils and bitumen.

- Excluding Coryton, BP owns or has shareholdings in seven European refineries, with its principal refining assets being in Germany, Spain and the Netherlands.

- Petroplus Holdings AG currently owns and operates three European refineries - Teeside Refinery in Teeside, UK, Cressier Refinery in Neuchatel, Switzerland, and the Belgium Refining Company's refinery in Antwerp,
   Belgium - with a total crude capacity of 295,000 barrels a day.



- Petroplus is also in the process of purchasing a refinery in Ingolstadt, Germany, with a crude capacity of 110,000 barrels a day from ExxonMobil Central Europe Holding GmbH.



Further information:

BP Press Office, London, tel +44 (0)207 496 4076
Petroplus Holdings AG, Zug, tel: +41 (0)58 580 1166.



                                    - ENDS -






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 01 February, 2007                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary